UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Fanhua Inc.

(Name of Issuer)

Ordinary Shares, Par Value US$0.001 per Share

(Title of Class of Securities)

G3314G 102

(CUSIP Number)

December 29, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3314G 102	Page 2 of 5 Pages

1	Name of Reporting Person Fanhua Employees Holdings Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 0%
12	Type of Reporting Person EP

CUSIP No. G3314G 102	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Fanhua Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

Item 2(a).	Name of Person Filing:

Fanhua Employees Holdings Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Fanhua Employees Holdings Limited

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

Item 2(c)	Citizenship:

British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary Shares, Par Value US$0.001 per Share

Item 2(e).	CUSIP Number:

G3314G 102

Item 3.	If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(f) ☒	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

This Schedule 13G is being filed on behalf of Fanhua Employees Holdings Limited as identified in Item 2(a), an employee stock holding vehicle for the Issuer (the “Employee Stock Holding Company”), which is filing under the Item 3(f) classification.

CUSIP No. G3314G 102	Page 4 of 5 Pages

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 29, 2020:

			Number of shares as to which such person has:
Reporting Person	Amount beneficially owned:	Percent of class(2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Fanhua Employees Holdings Limited(1)	0	0%	0	0	0	0

(1)	Fanhua Employees Holdings Limited previously held 200,000,000 ordinary shares on behalf of certain employees and sales agents of the Issuer who were the participants of the Issuer’s 521 development plan (“521 Plan”) (“Participants”). As the Participants failed to achieve the performance conditions of the 521 Plan due to the impact of the Covid-19 and changing dynamics in China’s insurance market, on December 4, 2020, the Company and the Participants reached an agreement to terminate the 521 plan, pursuant to which the subscribed shares under 521 Plan were returned by the Participants to the Company, share rights deposits contributed by the Participants were returned to the Participants and the Participants' obligation to repay the Company the non-recourse loan principal and interest was dissolved. On December 23, 2020, the returned shares were cancelled. As a result, Fanhua Employees Holdings Limited ceased to be a beneficial owner of more than 5% of the Ordinary Shares of the Issuer.

Item 5.	Ownership of Five Percent or less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of The Group:

This Schedule 13G is being filed on behalf of Fanhua Employees Holdings Limited as identified in Item 2(a), an employee stock holding vehicle for the Issuer (the “Employee Stock Holding Company”), which is filing under the Item 3(f) classification.

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2020

Fangyu Yu	/s/ Fangyu Yu
Fangyu Yu

Fang Luo	/s/ Fang Luo
Fang Luo

Fei Li	/s/ Fei Li
Fei Li

Fanhua Employees Holdings Limited	By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Director